

March 4, 2014

Via E-Mail
Mr. Carlo Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.
665 Anderson Street
Winnemucca, NV 89445

      **Re: Paramount Gold and Silver Corp.
             Form 10-K for the Fiscal Year Ended June 30, 2013
             Filed September 9, 2013
             Response dated February 14, 2014
             File No. 001-33630**

Dear Mr. Buffone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 11. Executive Compensation, page 40

1. Please expand your response to prior comment 4 to address the 2013 option awards. We note your disclosure on page 16 of the proxy statement that you have not established quantifiable criteria with respect to the level of grants. Please explain clearly how the grants were determined in the absence of such criteria. Also, reconcile the COO bonus of $125,000 mentioned in your response and the fair value of the option awards to the CFO and COO listed in the table in response to comment 4 with the amounts in the summary compensation table on page 18 of the proxy statement.

<u>Notes to Consolidated Financial Statements, page F-7</u>
<u>Note 8. Mineral Properties</u>
<u>Reese River, page F-17</u>

2. We have reviewed your response to our prior comment 8 noting the $2,940,000 adjustment was the result of a change in your valuation technique due to the steep decline in the stock price and the Rule 144 restriction of Valor Gold common stock. Please provide us with a detailed discussion of the factors you considered on November 1, 2012 in determining that the Rule 144 restriction had no impact on the value of the common stock and the factors that you considered to determine that the Rule 144 restriction now had an effect on the valuation of the common stock on June 30, 2013.

3. We have reviewed your response to our prior comment 9 noting the $2,940,000 adjustment in the fourth quarter was the result of a change in your valuation technique and therefore a change in accounting estimate under the guidance of FASB ASC 820-10-35-26. It appears from your disclosure on F-24 and in the December 31, 2013 10-Q filed on February 4, 2014, that you have recorded this adjustment on a retrospective basis. Please note that under the guidance of FASB ASC 250-10-45-17, a change in estimate is recorded in the period of change or future periods. Please provide us a detailed discussion to support your application of this adjustment on a retrospective basis.

<u>General</u>

4. We note that counsel provided the acknowledgements (i.e. Tandy representations) required in our prior letter. Please note that the Tandy representations must come directly from the company. Please provide these representations from the company with your next response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dee Dee Hurst at 202-551-3681 or Angela Halac at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining